UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

INNOVA SIGNED AGREEMENT WITH INTELSAT TO LEASE 24
TRANSPONDERS ON THE IS-21 SATELLITE

Mexico City, March 30, 2010 – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today announced that Innova, S. de R.L. de C.V. (“Innova” or “Sky”) through one of its subsidiaries, has reached an agreement with Intelsat Global Sales & Marketing Ltd. (“Intelsat”), a subsidiary of Intelsat S.A., to lease 24 transponders on Intelsat’s IS-21 satellite which will be mainly used for signal reception and retransmission services over the satellite’s estimated 15-year service life.

IS-21 intends to replace Intelsat’s IS-9 satellite as Sky’s primary transmission satellite and is currently expected to start service in the fourth quarter of 2012.

Sky is the leading direct-to-home satellite television provider in Mexico, Central America and the Dominican Republic. It’s a joint venture indirectly owned by Televisa, a Mexican corporation, and The DIRECTV Group, Inc, a Delaware corporation ("DIRECTV"). For more information, please visit www.sky.com.mx.
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Grupo Televisa S.A.B. is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and publishing distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

This press release contains forward-looking statements regarding Grupo Televisa’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in Televisa’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of Televisa. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Neither Grupo Televisa S.A.B. nor Innova undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 30, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President